STATEMENT OF FINANCIAL CONDITION

Rabo Securities USA, Inc.
December 31, 2016
With Report of Independent Registered Public Accounting
Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65525

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Rabo Securities USA, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

245 Park Avenue, 37th Floor
(No. and Street)

New York	New York	10167
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrea Martens **(212) 916-3706**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

300 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kenneth McGrory, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Rabo Securities USA, Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOCELYNE LALLEMAND
Notary Public, State of New York
No. 01LA6165644
Qualified in Rockland County
Certificate Filed in New York County
Commission Expires May 14, 2019

Subscribed and sworn to before me this 28 day of February 2017

[signature]
Notary Public

[signature]
Signature

President and Chief Operating Officer
Title

This report* contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Subordinated Borrowings.
- [ ] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [ ] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [ ] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An oath or affirmation.
- [ ] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [ ] (n) Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Rabo Securities USA, Inc.

Statement of Financial Condition

December 31, 2016



Report of Independent Registered Public Accounting Firm

To Management of
Rabo Securities USA, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Rabo Securities USA, Inc. as of December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement of financial condition in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2017

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Rabo Securities USA, Inc.

Statement of Financial Condition

December 31, 2016

(In Thousands, Except Share Amounts)

Assets

Cash and cash equivalents	$	20,968
U.S. government securities		78,547
Receivable from underwriters, net		1,980
Receivable from clearing organization		32,591
Fail to deliver		7,354
Receivable from broker-dealer		115
Receivable from customers		513
Other assets		282
Total assets	$	142,350

Liabilities and stockholder's equity

Liabilities:

Payable to affiliates, net	$	44,260
Accounts payable and accrued expenses		246
Fail to receive		39
Total liabilities		44,545

Contingencies

Stockholder's equity:

Common stock (1,000 shares authorized, issued and outstanding, $0.01 par value)		-
Additional paid-in capital		32,000
Retained earnings		65,805
Total stockholder's equity		97,805
Total liabilities and stockholder's equity	$	142,350

The accompanying notes are an integral part of the statement of financial condition.

Rabo Securities USA, Inc.
Notes to Statement of Financial Condition
December 31, 2016
(In Thousands)

1. Organization

Rabo Securities USA, Inc. (the "Company" or "RSI") was incorporated in Delaware in 1999 and commenced broker-dealer operations in March 2003. The Company is a wholly-owned subsidiary of Utrecht-America Holdings, Inc. (the "Parent") which is an indirect wholly-owned subsidiary of Coöperatieve Rabobank U.A. ("Rabobank Nederland").

The Company is an institutional brokerage and investment banking firm that engages primarily in the business of underwriting and private placement services, mergers and acquisitions transaction advisory services, fixed-income sales and trading, and effecting transactions in foreign equities and fixed income securities on behalf of an affiliate. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). RSI is a registered member of the Chicago Mercantile Exchange ("CME") for the singular purpose of clearing Interest Rate Swap ("IRS") transactions on behalf of Rabobank Nederland.

The Company participates in the underwriting and private placement of U.S. debt and equity securities. RSI may participate in underwriting transactions on a best efforts or firm commitment basis and in private placement transactions as initial purchaser, principal or agent for which it earns underwriting revenue or advisory fees. RSI may also engage in sales and trading activities in support of its underwriting and private placement activities.

The Company also participates in the private placement of asset-backed commercial paper for Rabobank Nederland administered commercial paper programs for which it earns brokerage fees. These transactions are executed with U.S. major institutional clients and broker-dealers and the activity is cleared via Pershing LLC (the "Clearing Broker") on a fully-disclosed basis. As an introducing broker, the Company does not carry securities accounts or perform custodial functions.

The Company acts as an agent for fixed income securities transactions, which are executed by its affiliate, Rabobank Nederland for U.S. major institutional investors and broker-dealers and earns commission income. RSI settles its fixed income securities transactions on a delivery/receipt versus payment basis through the global custody network of Rabobank Nederland. U.S. securities settle on a fully-disclosed basis through the Clearing Broker. In addition, the Company acted as an agent for non-US equity transactions under SEC Rule 15a-6 for which it earned commission income. The non-U.S. equity transactions activity was discontinued in June 2016.

2. Summary of Significant Accounting Policies

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes the estimates utilized in preparing the Company's financial statements are reasonable and

prudent. Significant estimates include the valuation of deferred tax assets and contingency reserves, if applicable. Actual results could differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of amounts on deposit with financial institutions and short-term, highly liquid investments with a maturity of less than three months when purchased. Cash and cash equivalents primarily comprises of money market funds placed with one financial institution. Amounts on deposit with financial institutions may at times exceed federal insurance limits. The carrying amounts reported in the Statement of Financial Condition approximate fair value because of the immediate or short-term maturity of these financial instruments.

U.S. Government Securities

As of December 31, 2016, U.S. Government Securities represent U.S. Treasury Bills. Securities owned are recorded at fair value.

Receivables from Underwriters, net, Broker-Dealer, Customers, and Clearing Organization
Receivable from underwriters, net, represent underwriting fees receivable net of estimated charges and fees. Receivable from broker-dealer mainly represents amounts due from the Clearing Broker. Receivable from customers include amounts due from customers mainly for advisory transactions. The Company records these receivables at the time the service is rendered and the amount of income is reasonably determinable.

Receivable from clearing organization represents the cash held at the CME which is held at cost.

The Company establishes an allowance for doubtful receivables when it determines the receivable to be uncollectible.

Payable to Affiliates, Net

Amounts receivable from and payable to the same affiliate are presented net in the Statement of Financial Condition.

Receivable from affiliates primarily represents amounts owed to RSI for the brokerage activities conducted on behalf of Rabobank Nederland.

Payable to affiliates primarily represents the balance at the CME that is due to Rabobank Nederland, amounts owed to Rabobank Nederland, New York Branch ("Rabobank New York Branch") for costs incurred under a service level agreement and amounts due to Parent for income taxes. See Note 10 for more on related party transactions.

Fail to Deliver

In the normal course of business, the Company effects transactions on behalf of customers on a delivery versus payment basis. If these transactions do not settle due to failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities is different from the contract amounts. The risk of loss to the Company is normally limited to differences in market values of the securities compared to their contract amounts.

Income Taxes

Income taxes are accounted for under Accounting Standards Codification ("ASC") 740, *Income Taxes,* ("ASC 740"). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established to offset their benefit.

In accordance with ASC 740, the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. ASC 740 defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority and requires measurement of a tax position meeting the more-likely-than-not criterion, based on the largest benefit that is more than 50 percent likely to be realized.

Recently Issued but Not Yet Adopted Accounting Standards

In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU No. 2014-09, *Revenue from Contracts with Customers (Topic 606)* ("ASU 2014-09"). This comprehensive new revenue recognition standard will supersede existing revenue guidance under US GAAP. The standard's core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The guidance is effective for annual periods beginning after December 15, 2017. The Company is currently assessing the impact that ASU 2014-09 will have on its financial statements.

Rabo Securities USA, Inc.
Notes to Statement of Financial Condition
December 31, 2016
(In Thousands)

3. Receivables from Underwriters, net, Broker-Dealer, and Clearing Organization

Receivables from underwriters, net, represent underwriting fees receivable net of charges and fees. Receivables from broker-dealer represent brokerage fees receivable from the Clearing Broker related to the Company's commercial paper business, net of ticket charges and other transactional fees. These receivables are unsecured and are due to the Company in accordance with the payment terms in the underlying contracts. There was no allowance for doubtful accounts at December 31, 2016.

Receivables from clearing organization represent the balance held at the CME. As a CME member, the Company is required to maintain certain amounts on deposit with the CME. At December 31, 2016, the amount on deposit with the CME was comprised of a guarantee fund of $15,000 and a $17,591 margin balance.

As a member of CME, the Company clears IRS trades on behalf of its affiliate, Rabobank Nederland. Rabobank Nederland guarantees to the CME the Company's due and punctual performance of its CME obligations. From time to time, Rabobank Nederland may deposit additional securities with the CME in the RSI member account in support of Rabobank Nederland's IRS activities cleared therein. The title and ownership of these additional securities deposited directly by Rabobank Nederland does not reside with the Company and these securities are not reflected on the Statement of Financial Condition.

4. Concentration of Credit Risk

As of and during the year ended December 31, 2016, the financial instruments that potentially subject the Company to concentration of credit risk are primarily cash and cash equivalents, which is on deposit with one financial institution.

5. Off-Balance Sheet Risk and Transactions with Customers

In the normal course of business, the Company's customer activities involve the execution and clearance of customer securities transactions through clearing brokers. Securities transactions are subject to the credit risk of counterparties or customer nonperformance. Pursuant to the clearing agreements, the Company has agreed to reimburse its clearing brokers without limit for any losses that the clearing brokers may incur from clients introduced by the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the transactions are collateralized by the underlying customer securities, thereby reducing the associated market risk through settlement date. There were no amounts to be indemnified to clearing brokers for customer accounts at December 31, 2016 and based on experience, the Company expects the risk of loss associated with these indemnifications to be remote.

Rabo Securities USA, Inc.
Notes to Statement of Financial Condition
December 31, 2016
(In Thousands)

6. Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent and the combined New York State and New York City income tax returns filed by Rabobank Nederland that will also include the Parent and other subsidiaries of the Parent.

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax asset and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax asset to the amount expected to be realized. During 2016, the Company reversed the deferred tax asset of $3,714 related to a contingency reserve recorded in 2015. As of December 31, 2016, the Company did not separately state its deferred tax amounts as there were no significant temporary differences as defined within ASC 740.

The Parent is currently under New York City audit for the tax years ended December 31, 2012 through December 31, 2014. The statute of limitations for the 2011 federal tax return year is open until June 30, 2017 and is open for the tax years 2013 through 2015 for all other federal and state tax purposes.

As of December 31, 2016, the Company determined it has no uncertain tax positions, interest or penalties as defined within ASC 740. The Company does not have unrecognized tax benefits. The Company does not believe that it is reasonably possible that significant unrecognized benefits will accrue within the next 12 months.

7. Benefits

The Company's eligible employees may participate in various benefit plans sponsored by an affiliate including a 401(k) plan, a postretirement plan, healthcare and other benefits. The 401(k) plan includes employee contributions and matching contributions subject to certain limitations.

8. Net Capital and Other Regulatory Requirements

The Company is subject to the net capital requirements of FINRA and the Uniform Net Capital requirements of the SEC under Rule 15c3-1 (the "Rule"). FINRA and the SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. The Company has elected to use the alternative method, as permitted by the Rule, which requires the Company maintain minimum net capital, as defined, equal to the greater of $250 or 2% of aggregate debit items arising from customer transactions, as defined.

Rabo Securities USA, Inc.
Notes to Statement of Financial Condition
December 31, 2016
(In Thousands)

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) for all domestic transactions cleared through another broker-dealer on a fully-disclosed basis, and under paragraph (k)(2)(i) for all foreign transactions cleared on a delivery versus payment/receipt versus payment basis.

At December 31, 2016, the Company had net capital of approximately $93,622 which exceeded its minimum requirement by $93,312.

9. Financial Instruments

In accordance with ASC 820, Fair Value Measurements and Disclosures, ("ASC 820") fair value is defined as the price the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a framework for measuring fair value, and a three level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions the market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's own assumptions about the assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. Each investment is assigned a level based upon the observability of the inputs which are significant to the overall valuation.

Fair Value Hierarchy

The three-levels of the fair value of hierarchy are described below:

Level 1:   Valuation is based on quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2:   Valuation is based on observable market-based inputs, other than quoted prices in active markets for identical assets or liabilities, quoted prices in markets that are not active, or models using inputs that are observable or can be corroborated by observable market data or substantially the full term of the assets or liabilities;

Level 3:   Valuation techniques utilize inputs that are unobservable and significant to the fair value measurement.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

Rabo Securities USA, Inc.
Notes to Statement of Financial Condition
December 31, 2016

(In Thousands)

The following is a summary of the financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2016.

	Level 1	Level 2	Level 3	Total
Assets				
Money market funds	$ 19,934	$ –	$ –	$ 19,934
U.S. Government securities	78,547	$ –	$ –	78,547
Total	$ 98,481	$ –	$ –	$ 98,481

The fair value of the money market funds and U.S. Government securities are based on quoted prices in active markets. During the year, no transfers were made between any levels.

There are no financial assets or liabilities recorded at fair value on a nonrecurring basis.

Certain financial instruments that are not carried at fair value on the Statement of Financial Condition are carried at amounts that approximate fair value due to their short term nature and generally limited credit risk. These instruments include cash and cash equivalents, receivables from underwriters, net, receivables from clearing organization, receivables from broker-dealer, receivables from and payable to affiliates, and receivables from customers. These financial instruments would be classified as either Level 1 or 2 within the fair value hierarchy.

10. Related Party Transactions

The Company receives services pursuant to a service level agreement with an affiliate, Rabobank New York Branch, dated November 18, 2009. The Company is charged a percentage of compensation, occupancy, administrative costs and other costs allocated from Rabobank New York Branch based on the portion attributable to the Company. The methodology for allocating costs to the Company under this agreement is updated annually.

Administrative costs primarily relate to expenses of operational departments within Rabobank New York Branch such as legal, accounting, audit, back office processing, and systems. Payments related to the service level agreement are settled quarterly. Amounts owed to Rabobank New York Branch relating to the service level agreement and other expenses paid on behalf of the Company are $2,830 and are included in Payable to affiliates, net in the Statement of Financial Condition at December 31, 2016.

In connection with the brokerage business conducted on behalf of Rabobank Nederland, commissions receivable from Rabobank Nederland from such transactions are included in

Payables to affiliates, net in the Statement of Financial Condition and are $221 at December 31, 2016.

The Company acts as a placement agent of commercial paper issued by Rabobank New York Branch administered commercial paper programs.

RSI is provided with an uncommitted revolving finance facility (the "Facility") by Rabobank Nederland of up to $500,000. This facility is available to provide liquidity to support the Company's underwriting activities. Should this facility be drawn upon, interest would accrue at 180 bps plus an indicative LIBOR. At December 31, 2016, there were no outstanding borrowings with the affiliate.

On January 13, 2016, RSI entered into a Revolving Note and Cash Subordinated Agreement (the "Subordinated Revolver") with Rabobank Nederland that enables RSI to borrow up to $75,000 (the "Credit Line"). The draw period of this agreement is effective through January 13, 2017 (the "Draw Period"). RSI is obligated to repay the aggregate amount outstanding at the end of the Draw Period on or before January 13, 2018 (the "Scheduled Maturity Date"). The Subordinated Revolver was approved by FINRA and borrowings are available in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with the minimum net capital requirements, they may not be repaid. The Credit Line was fully drawn on January 13, 2016 to provide temporary net capital to support the underwriting commitments of the Company. The Credit Line was repaid in full on January 27, 2016 with no other borrowings occurring during the year ended December 31, 2016.

In December 2016, RSI entered into a new Revolving Note and Cash Subordinated Agreement (the "New Revolver") which became effective January 13, 2017 with Rabobank Nederland that enables RSI to borrow up to $50,000. The draw period of this agreement is effective through January 13, 2018 (the "New Draw Period"). RSI is obligated to repay the aggregate amount outstanding at the end of the New Draw Period on or before January 13, 2019. Should this facility be drawn upon, interest would accrue at 2.55%. The New Revolver was approved by FINRA on December 23, 2016.

11. Contingencies

The Company establishes reserves for litigation related matters that arise from the ordinary course of our business activities when it is probable that a loss associated with a claim or proceeding has been incurred and the amount of the loss can be reasonably estimated. Litigation claims and proceedings of all types are subject to many uncertain factors that generally cannot be predicted with assurance. The Company is subject to various pending and threatened legal actions relating to the conduct of our normal business activities. In the opinion of management, the ultimate aggregate liability, if any, arising out of all such pending or threatened legal actions will not be material to the Statement of Financial Condition.

12. Subsequent Events

In January 2017, the Company requested and received the return of the margin balance placed with the CME and remitted such funds to Rabobank Nederland.

The Company has evaluated subsequent events through February 28, 2017, the date the Statement of Financial Condition was available to be issued. Other than the foregoing, no subsequent events were identified that would require disclosure in or adjustment to this Statement of Financial Condition.